Exhibit 99.2

Western Wind Energy Corp.

Management Discussion and Analysis

For the Three and Nine months ended September 30, 2008

October 31, 2008

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements of Western Wind Energy Corp. (“Western Wind” or the “Company”) for the Three and Nine months ended September 30, 2008.  All amounts are expressed in Canadian dollars unless otherwise stated.

This report, including the MD&A, contains forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital ad financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Overall Performance

Corporate Summary

The Company owns two wind energy electrical generation facilities and is developing wind energy projects in California and Arizona. The Windridge generating facility in Tehachapi, California has a 4.5 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California has a 30 MW rated capacity. In California and Arizona, the Company has purchased or leased land to build wind farms and is continuing to carry out meteorological, environmental, geotechnical, permitting and zoning work to further the development of these properties into wind farms.

The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Bakersfield, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and the OTC Bulletin Board trading on the Pink Sheets market under the symbol “WNDEF”.

The Company has assembled a management team that is experienced in various aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine selection, construction, environmental, operations and sales and marketing.

The Company operates through two wholly-owned subsidiaries that are responsible for the management of wind farms and the development of new energy projects. Aero Energy LLC (“Aero”) is responsible for land ownership in California as well as the operation of the existing 4.5 MW Windridge wind farm. Verde Resources Corporation (“Verde”) is responsible for the land ownership in Arizona, the development of all Arizona and California wind projects and the operation of the existing 30 MW Mesa Wind Farm through its wholly-owned subsidiary, Mesa Wind Power Corporation (“Mesa Wind”).

The Company has incorporated Western Solargenics Inc. (“Solargenics”) to pursue the development of solar energy and is looking at projects in California and Ontario, Canada.

The Company employs six full time consultants, three full time employees and five part-time consultants to develop new wind farms and manage the Company. The Mesa Wind Farm and the Windridge Wind Farm are managed by an unrelated company, Airstreams Maintenance Corp., who operates and maintains the wind farms.

Operations

California – Windstar 120 MW

The Company owns 1,519 acres of land in the Tehachapi Pass Wind Park. Parcels in excess of 40 acres are zoned for wind farm development and the smaller properties are being rezoned. Five meteorological towers have been erected to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of entities. Tehachapi Pass generates over 705 megawatts of name plated capacity and produces over 1.4 billion kilowatt hours of electricity per year.

The Company is continuing to purchase property in Tehachapi since it is one of the most favorable regions to develop wind energy. California’s electricity rates are among the highest in the United States and the State of California has mandated electrical utilities to supply 20% of their total retail electrical sales from renewable resources by 2010.  The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 MW is expected to be developed in Tehachapi.

In Tehachapi, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy production in the area.  Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison to supply the output from a 120 MW facility no later than December 31, 2009. The contract is subject to the Company acquiring turbines at prices less than $850 per kW and may be amended if turbine prices exceed that amount.

On February 16, 2006, the Company made an application to the Federal Energy Regulatory Commission (“FERC”) to require Sagebrush Partnership to provide transmission access to the Company for 50 MW to 120 MW of firm capacity.  The Federal Power Act requires that transmission qualifying facilities provide access to public utilities and small independent power generators at costs that the qualifying facilities charge themselves for transmission.  On April 28, 2006, FERC granted an order requiring Sagebrush Partnership to enter into an interconnection agreement with the Company subject to the negotiation of commercial terms. The Company received a final order on March 15, 2007 from the FERC confirming that the system impact study concludes that there is sufficient firm transmission capacity to satisfy our requirements and requiring Sagebrush Partnership to provide us access to the transmission line after a 33 MW allocation to one of the Sagebrush Partners.  The order requires that the wind farm have Qualifying Facility status pursuant to Public Utilities Regulatory Policies Act of 1978 and that the parties submit the interconnection and transmission agreement within 30 days of the order. On August 28, 2007, the FERC confirmed its March 15, 2007 final order and the allowable period for an appeal has now expired.

The Company expenses the property carrying costs such as property taxes, liability insurance costs and mortgage interest and capitalizes the wind farm development costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, power purchase and regulatory matters. The Company has capitalized $272,423 in construction-in-progress costs during the quarter ended September 30, 2008.

The completion of the project is dependent upon the Company’s ability to obtain the necessary permitting and zoning, to complete satisfactory wind, environmental and geotechnical assessments, to purchase and arrange delivery of wind turbines to meet completion deadlines, to renegotiate the electricity price in the power purchase contract with Southern California Edison, to obtain development and construction approvals and to raise sufficient debt and/or  equity capital to finance the construction of the project.

California – Windridge

The Company owns the Windridge Wind Farm which consists of 192 acres of land in Tehachapi, 43 Windmatic turbines, a substation, a collection system and an assignment of a Power Purchase Agreement with Southern California Edison expiring on December 7, 2014 to deliver the output from 4.5 MW of capacity.  The facility is operating below its rated capacity but management believes that the Windridge property can be redeveloped into a 9 MW generating facility.

California – Mesa Wind Farm

The Company owns the Mesa Wind Farm which is located in the San Gorgonio Pass near Palm Springs. The assets include a right-of-way on 440 acres of land owned by the Bureau of Land Management, a power purchase agreement with the Southern California Edison Company, 460 wind turbines at capacity, a collection system, a substation, roads and a maintenance building.

The right-of-way expires on January 26, 2013 and grants the leaseholder the right to enter into a new 30 year right-of-way if the agreement is not in default.  The Power Purchase and Interconnection Agreement expires on June 22, 2010 and provides for the sale of electricity on an “as available” basis at Southern California Edison’s short-run avoided cost.  The electricity production over the last nine years has been approximately 60 million kWh’s per year.

Of the original 460 Vestas V15 turbines, there currently is an operational capacity of approximately 430 and all operations and maintenance are subcontracted out to Airstreams Maintenance Corporation (“AMC”), an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

The original acquisition was financed by a loan from Pacific Hydro Limited (“Pacific Hydro”) which was repaid on June 23, 2008.

The Company has completed the plan of development, environmental and archeological assessments that are required for a new right-of-way and has been short listed for the sale of electricity to Southern California Edison.    A leading consultant has been engaged for a wind assessment study to determine the siting of the wind turbines for its 50 MW Redevelopment Project. As at September 30, 2008 the Company has capitalized $103,403 in construction-in-progress costs related to these activities and has provided a US$90,000 letter of credit to secure its performance pursuant to the 2007 Request for Proposals with Southern California Edison.

Arizona - Steel Park

The Company owns 1,108 acres of land near Kingman and leases an adjacent 19,051 acres of land from Bureau of Land Management and plans to construct a wind farm with up to 250 MW of generating capacity.  The Company has installed meteorological towers on the property, and other due diligence activities can be completed in order to finalize development plans.  The right-of-way is for three years with an option for an additional 30 years.

California - Barstow Project

In December 2007, the Company secured a new 100 MW wind and solar energy site near Barstow.  The Company signed an agreement with the U.S. Bureau of Land Management (“BLM”) that allows us to conduct all required environmental surveys, to install meteorological towers, to complete detailed micro siting of the wind resource, and to complete installation of the meteorological towers.  If we determine that the wind resource is sufficient to justify developing a wind farm project, we would conduct the required environmental surveys to install wind turbines and meteorological towers and associated electrical equipment, and apply for a commercial right-of-way grant from the BLM for approximately 3,300 acres.  We are first in the queue to obtain a commercial right-of-way.  This project is in the earliest stages of development and we have not yet begun negotiations for a PPA or submitted applications for interconnection and transmission or zoning and permitting.

California – New Projects

As part of our California initiative, we entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into wind farms.  These potential projects are at an early stage of development.  We are carrying out preliminary due diligence to determine the feasibility of these sites for wind energy development, and if feasible, acquiring the land by purchase or lease.

Ontario, Canada – Early Stage Solar Projects

In December 2007, the Company hired George Salama, P.E. to explore solar energy project opportunities. The Company began to explore developing solar energy projects in Ontario, Canada.  Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient capacity.  Such eligible projects are then paid a standard price of $420.00 per MWh, often known as a “feed-in” tariff.  We have submitted applications for interconnection and transmission service for five proposed 10 MW solar energy projects.

Legal Proceedings

Settlement Agreement with Pacific Hydro

On September 28, 2007, the Company entered into a settlement agreement with Pacific Hydro that provided for settlement of various lawsuits and the termination of the business relationship between the parties.  Pursuant to the settlement agreement and a subsequent amendment:

(a)

The common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by April 28, 2008, extended by amendment to June 24, 2008 (the “Repayment Date”).  The loan was repaid on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company, and

(b)

The Mesa Acquisition Loan was repaid by June 23, 2008 (the “Repayment Date”), which triggered a reduction of interest charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid and a reduction of the loan principal by US$3,000,000 which was netted to $2,900,000 after taking into account an extension fee of $100,000.

Development Strategy

General

The Company acquires and develops sites or existing wind farms based on the following criteria:

•

Satisfactory wind and/or resources to justify a commercial renewable energy facility;

•

Access to transmission facilities with sufficient available capacity;

•

Permitting and zoning policies that allow wind farm development;

•

Satisfactory environmental and archeological studies;

•

Satisfactory terrain and geographic features that do not impede development;

•

Regional support for renewable energy from the local population;

•

Local political support for wind power development;

•

Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

•

Projected electricity prices; and

•

Growing demand for electricity.

The Company has internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm and carry out our development activities.

The Company’s primary efforts are focused on developing our properties in California and Arizona since these states have renewable energy portfolio standards and relatively high energy prices.  Our secondary focus is on other high energy price jurisdictions such Ontario, Canada, where there is a high tie-in price offered for small solar projects.

Revenue Strategies

Revenue from wind farms in the U.S. comes primarily from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. In the future, California and other states may create markets for “renewable energy credits” (“RECs”, also known as “green tags” or “renewable energy certificates”), allowing the green attributes to be valued and sold separately from the electricity generated.  Green credits have the potential to evolve into a significant source of revenue.  The Company continues to focus on markets that provide the highest potential returns, primarily California, but also Arizona and Ontario.

The Company’s operating wind farms depend on sufficient wind to generate electricity.  Wind speeds and sunlight vary in different regions and seasons and at different times of the day.  In the western U.S. for example, wind speed is higher in the spring and summer months than in the fall and winter months, with a high wind month in the spring generating up to three times the electricity of a low wind month in the winter.  Sunlight is greatest in the summer, as the days are longer with less cloud cover.

Some of the Company’s power purchase agreements provide for pricing based on prices of oil or gas at specific delivery points in the U.S.  As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate.

Financing Strategies

The Company plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities.  These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks.  The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the U.S., power project financings generally use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries.  The value of the tax losses resulting from accelerated depreciation and the value of tax credits, such as the Federal Production Tax Credits of approximately US$0.021 per kWh, can represent a significant portion of the value of a renewable energy project.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development.  The highest return on a developer’s investment is expected to come from a combination of project debt and tax equity investors.

Project and Contractual Obligations

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations in the jurisdictions that the Company and its subsidiaries operate.  The Company believes that it is in material compliance with all laws and regulations that it or its subsidiaries are subject to.

Windstar 120 MW Project

The Company’s contract with Southern California Edison requires that the facility be completed by December 31, 2009. The agreement can be cancelled if turbine prices increase above specified levels. The Company will be negotiating amendments to the power purchase agreement to reflect the higher cost of wind turbines and existing wholesale electricity rates.  The Company is not currently aware of any other risks associated with the contract with Southern California Edison.

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance as at September 30, 2008 was $361,919. The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of three to seven years.  The mortgages are secured by first charges on the land.

The Company is required to pay property taxes on its real estate holdings. For the nine months ended September 30, 2008 property taxes were $15,701.

Windridge 9 MW Redevelopment Project

The purchase of the Windridge Wind Farm is financed by a mortgage of $302,015 (US$285,000) with interest payable annually at the rate of 8% and principal due on February 17, 2008 and then extended to January 15, 2009. The loan and accrued interest are convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice and is secured by a first charge on the land.

Mesa Wind Power

Mesa Wind has a Standard Offer Power Purchase and Interconnection Agreement with Southern California Edison that will expire on June 22, 2010 to sell electricity on an “as available” basis at Southern California Edison’s short run avoided cost.

Mesa Wind has the exclusive right until January 26, 2013 to use 440 acres of land owned by the Bureau of Land Management near Palm Springs for a wind energy development facility.  The right-of-way provides for lease payments of US$78,478 per year and the right to obtain a new right-of-way if the existing right-of-way is in good standing.  Property taxes are approximately $147,000 per year and liability insurance costs are approximately $64,000 per year.

The Company has entered into an operations and maintenance agreement with Airstreams Maintenance Corp. that requires the Company to reimburse all costs incurred in the maintenance of the Mesa Wind farm plus a management fee of US$200,000 per annum. The agreement is renewable annually with 30 days notice from its December 15 renewal date.  The Company has entered into agreements to purchase four vehicles and one crane used in the operation of the Mesa Wind Farm. At September 30, 2008, the outstanding balance related to these finance contracts amounted to $256,543.

Pacific Hydro commenced a legal action in December, 2006 demanding the immediate transfer of the common shares of Mesa Wind to repay the US$13.4 million acquisition loan. In September 2007, Pacific Hydro and the Company entered into a Settlement Agreement which amended the terms of the loan and the date of repayment. On June 23, 2008 the loan and interest were repaid. (See “Settlement Agreement with Pacific Hydro”).

Steel Park

In 2007 the Company completed the purchase of 1,108 acres of land near Kingman, Arizona. The land was pledged as security for a mortgage of U$412,500 which was repaid in July 2008.

The Company was granted a land right-of-way with the Bureau of Land Management for three years for the right to use 19,051 acres near Kingman, Arizona for the development of a wind farm. Annual payments for the use of the property amount to $19,051 per year. The Company is required to provide environmental reports to the Bureau of Land Management prior to the installation of meteorological towers on the property. If satisfactory due diligence is completed on the property, the Company will enter in to a 30 year right-of-way.

Selected Quarterly Information

For the three and nine months ended September 30, 2008 and the three and nine months ended October 31, 2007

	Three months ended September 30, 2008	Three months ended October 31, 2007	Nine months ended September 30, 2008	Nine months ended October 31, 2007
	($ 000’s)	($ 000’s)	($ 000’s)	($ 000’s)
Total revenues	1,406	817	4,429	3,983
Loss before discontinued operations	(700)	(152)	(2,866)	(230)
Net loss	(781)	(131)	(18)	(235)
Net income (loss) per share, basic and diluted	(0.02)	(0.00)	0.00	(0.01)
Total assets	29,510	26,330	29,510	26,330
Long term liabilities	5,445	6,144	5,445	6,144
Dividends declared and paid	-	-	-	-

Results of Operations

Revenues

	Three months	Three months
	ended	ended
	September 30,	October 31,
	2008	2007	Variance $	Variance %
July to September
Production Mwh	13,503	14,613	(1,110)	-8%
Price/Mwh	$99.95	$64.12	$35.82	56%
Sales	$1,349,584	$937,027	$412,557	44%
July over October - energy sales	$-	$(98,680)	$98,680
Q3 energy sales for the quarter US$	$1,349,584	$838,347	$511,237	61%
Exchange Rate	1.0415	1.0200	$39,297	2%
Q3 energy sales for the quarter C$	$1,405,648	$855,114	$550,534	64%
Other	$-	$(37,848)	$37,848
Total Q3 energy sales C$	$1,405,648	$817,266	$588,382	72%

For the three months ended September 30, 2008, the Mesa and Windridge wind farms generated total revenues of $1,405,648 which was up 72% from the three months ended October 31, 2007 from electricity production of 13,503 MWh and revenues of US$1,349,584 (average price of US$100 per MWh). The production was 1,110 MWh (8%) less than production of 14,613 MWh of electricity during the same three months in 2007 primarily due to the average wind speeds being below the historic average partially offset by 3% more average turbines in operation. The lower production was more than offset by a 56% increase in average price which resulted in a 61% increase in revenues from US$838,347 (average price of US$64 per MWh) for the same period last year. The change in year end from January 31 to December 31 accounted for another US$98,680 of the increase from the prior quarter comparative because the winds in July generally exceed, on average, those in October. The stronger US dollar in 2008 compared to 2007 added a further $39,297 for total revenue growth of $588,382 or 72% (including others of $37,848) over the 2007 comparative quarter.

	Nine months	Nine months
	ended	ended
	September 30,	October 31,
	2008	2007	Variance $	Variance %
January to September
Production Mwh	44,661	50,736	(6,075)	-12%
Price/Mwh	$97.39	$71.02	$26.37	37%
Sales	$4,349,579	$3,603,278	$746,301	21%
October over January - energy sales	$-	$75,216	$(75,216)
YTD Q3 energy sales for the quarter US$	$4,349,579	$3,678,494	$671,085	18%
Exchange Rate	1.0183	1.0827	$(224,805)	-6%
Total YTD Q3 energy sales C$	$4,428,986	$3,982,706	$446,280	11%

For the nine months ended September 30, 2008, the Mesa and Windridge wind farms generated a total of 44,661 MWh and revenues of US$4,349,579 (average price of US$97 per MWh). The production was 6,075 MWh (12%) less than production of 50,736 MWh of electricity for the comparative nine months in 2007 primarily due to the average wind speeds being below the historic average and 2% fewer average turbines in operation. The lower production was more than offset by a 37% increase in average price which resulted in a 21% increase in revenues from U$$3,603,278 (average price of US$71 per MWh) for the comparative period last year. The change in year end from January 31 to December 31 reduced revenues by $75,216 from the prior year to date comparative because the winds are stronger in July than in January and revenues were reduced further by $224,805 due to a stronger US$ in 2007 compared to 2008.

Amortization

Amortization was $594,874 for the three months ended September 30, 2008, down from $626,868 for the three months ended October 31, 2007. Amortization decreased from $1,797,732 for the nine months ended October 31, 2007 to $1,736,557 for the nine months ended September 30, 2008.

Plant operating costs

Plant operating costs include operations and maintenance costs, property taxes, right-of-way fees, insurance and electricity costs.

For the three months ended September 30, 2008, the operations and maintenance expenses increased 16% to $447,953 compared to $385,748 for the comparative quarter in the previous year but were only 32% of revenues compared to 47% in the previous year.  Costs incurred in the 2008 quarter were higher due to the remediation and repair expenditures conducted at the Mesa Wind Farm enabled by the utilization of a new onsite crane which helped bring the number of operating turbines up to an average of 419 for the quarter compared to 409 for comparative quarter in the previous year.

For the nine months ended September 30, 2008, the operations and maintenance expenses totaled $1,275,704 and were 29% of revenues compared to $1,384,652 and 35% of revenues in the comparative period. Costs incurred in the 2007 operating period were higher due to a stronger US$ in 2007 and the remediation and repair expenditures conducted in early 2007 at the Mesa Wind Farm to bring the number of operating turbines from a low of 365 at the time of the acquisition up to a high of 426 by March 2007.

Interest and accretion on long term debt

Interest and accretion on long term debt for the three months ended September 30, 2008 was $17,172 compared to an expense of $534,440 for the three months ended October 31, 2007; the reduction was due to the repayment of the Mesa Acquisition loan in June 2008.

Interest and accretion on long term debt for the nine months ended September 30, 2008 was a net recovery of $165,531 compared to an expense of $1,517,523 for the nine months ended October 31, 2007 due to a retroactive reduction in the interest rate on the Pacific Hydro loan from Libor + 6% to Libor +2.25% triggered by the June 2008 repayment of the loan before the agreed repayment date.

Stock based compensation

Stock based compensation decreased to $30,000 for the three months ended September 30, 2008 from $261,652 for the three months ended October 31, 2007 due to a $228,508 adjustment for the cancellation of 337,400 options granted to the Company’s investor relations firm in Q2. The contract with the Investor relations firm was terminated in August 2008.

Stock based compensation increased to $858,090 for the nine months ended September 30, 2008 from $372,482 for the nine months ended October 31, 2007 due to the expense allocation of 1.5 million options granted in November and December 2007.

Consulting and directors’ fees

Consulting and directors’ fees increased to $331,992 and $970,462 for the three months and nine months ended September 30, 2008, respectively from $227,486 and $715,497 for the comparative 2007 periods.  The major reasons for the increase include entering into new contracting arrangements with individuals that bring construction, electrical, legal and financial expertise to the Company as it embarks on the construction and development of its wind and solar projects; and increases in the monthly fees for the existing contractors and directors.

Professional fees

Professional fees decreased from $316,607 for the three months ended October 31, 2007 to $205,868 for the three months ended September 30, 2008 primarily due to the cost of litigation and bringing regulatory filings up to date in the previous year.

Professional fees decreased from $1,212,527 for the nine months ended October 31, 2007 to $1,024,314 for the nine months ended September 30, 2008 primarily relating to the higher audit and legal fees in 2007 to defend against law suits, legal and accounting costs related to the completion of January 31, 2006 and 2007 regulatory filings and the restatement of the financial statements for the year ended January 31, 2006 partially offset by the cost  of engaging our primary US law firm for assistance in the negotiation and preparation of a draft Windstar purchase option agreement and a Mesa loan agreement between the Company and a large US utility. These agreements were not executed and the discussions were terminated in May 2008.

Travel and automotive

Travel and automotive costs increased to $153,833 and $566,080 for the three months and nine months ended September 30, 2008, respectively from $103,076 and $280,954 for the comparative 2007 periods. The 49% and 101% increases, respectively were due to significantly higher travel relating to the refinancing of the Mesa Loan, the ongoing efforts to finance the Windstar project, various solar initiatives and the attendance at numerous investor conferences to increase market awareness of the Company’s prospects.

Office and secretarial

Office and secretarial costs of $165,634 for the three months ended September 30, 2008 were in the same range as the $167,679 cost for the comparable period last year.  The office and secretarial costs increased 30% to $297,210 for the nine months ended September 30, 2008 from $229,487 for the comparative 2007 period due to establishment of a new head office in Vancouver in early 2008.

Management fees

Management fees increased to $97,500 and $292,500 for the three months and nine months ended September 30, 2008, respectively from $87,789 and $177,789 for the comparative 2007 periods. The increases were due primarily to a compensation adjustment for a senior manager following an annual review by the compensation committee.

Foreign exchange gain (loss)

The Company incurred a foreign exchange loss of $83,817 for the three months ended September 30, 2008 due primarily to a change in the US exchange rate for Canadian dollars from 1.0197 at June 30, 2008 to 1.0597 at September 30, 2008 which  increased the approximately US$1.8million carrying value of net liabilities of the Company’s US subsidiaries.

For the nine months ended September 30, 2008 the foreign exchange loss was $540,324 due to a change in the US exchange rate from .9913 at December 31, 2007 to 1.1089 at the Mesa loan repayment date of June 23, 2008 which increased the approximately US$15.6 million carrying value of the Mesa Loan principle and accrued interest.  The stronger US dollar also increased the net carrying value of other US$ accounts payables and loans for the acquisition of the Windridge Wind Farms and real estate in Tehachapi and Arizona.

The foreign exchange gains of $2,053,336 and $3,675,961 for the three and nine months ended October 31, 2007, respectively, was due to the increase in the value of the Canadian dollar as at October 31, 2007 compared to July 31, 2007 and January 31, 2007, respectively, which decreased the approximately US$15.6 million carrying value of the Mesa Loan principle and accrued interest which was repaid in June 2008.

The major US operations of Mesa are considered self-sustaining and the gain in value will be deferred until the Company’s net investment in those operations is disposed. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At September 30, 2008, the accumulated currency translation loss for this self sustaining investment amounted to $1,031,505 reflecting a decrease of $874,427 during the nine months ended September 30, 2008.

Income (loss) on discontinued operations

Loss on discontinued operations was $81,189 for the three months ended September 30, 2008 compared to a recovery of $20,982 for the three months ended October 31, 2007. The loss was due to the settlement of a disputed accounts payable relating to Steel Park. For the nine months ended September 30, 2008 income from discontinued operations was $2,847,875 primarily due to the repayment of the Mesa loan before the agreed upon repayment date of June 24, 2008, which triggered a reduction of the loan principal by US$3,000,000 as compensation for the Steel Park asset allocation reflecting to the discontinuation in 2007 of that project. The gain was partially offset by a Mesa Loan extension fee of $100,000 and the third quarter accounts payables settlement.

Summary of Quarterly Results
			Income (loss) Before	Net Income (Loss)	Net Income (Loss)
		Total	Discontinued	For The	Per Share Basic
		Revenues	Operations	Quarter	and Diluted

September 30, 2008		$1,405,648	$(873,230)	$(780,849)	$(0.02)
June 30, 2008		$2,145,874	$(24,433)	$2,904,631	$0.10
March 31, 2008		$877,464	$(2,141,520)	$(2,141,520)	$(0.07)
December 31, 2007 [1]		$282,053	$(2,589,496)	$(2,349,658)	$(0.09)
October 31, 2007		$817,266	$(151,762)	$(130,780)	$(0.01)
July 31, 2007 [2]		$1,492,822	$62,895	$137,756	$0.01
April 30, 2007		$1,672,618	$(140,870)	$(241,896)	$(0.01)
January 31, 2007[3,5]		$694,668	$(1,683,212)	$(6,910,189)	$(0.29)
October31 2006[3,5]		$861,471	$(2,806,422)	$(3,742,506)	$(0.16)
July 31, 2006[3,5]		$20,595	$(382,472)	$(382,472)	$(0.02)
April 30, 2006[3,5]		$17,706	$(687,441)	$(687,441)	$(0.03)
January 31, 2006[3,5]	$	Nil	$(2,347,802)	$(2,347,802)	$(0.14)
October, 31 2005[3,4,5]	$	Nil	$(1,249,085)	$(1,249,085)	$(0.07)
July 31, 2005[3,4,5]	$	Nil	$(1,024,667)	$(1,024,667)	$(0.06)
April 30, 2005[3,5]	$	Nil	$(492,667)	$(712,861)	$(0.03)

1 Represents a two month quarter due to the change of year end from January 31 to December 31. The Company changed its year end to December 31 in order to coincide with the financial year end of its US operating subsidiaries.

2 These amounts have been restated because, subsequent to October 31, 2007, we identified errors in the elimination of intercompany fees that impacted revenues, plant operating costs and the foreign exchange gain.

3 These amounts have been restated because, subsequent to October 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2006 and for the nine months ended October 31, 2006. The amounts omitted, within the calculation of stock based compensation, the effects of the issue of 250,000 stock options on September 4, 2004 with an exercise price of $1.40 per share and the effects of the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

4 July 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter were originally expensed in full during the third quarter.  In the fourth quarter, the bonuses were adjusted to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the July 31, 2005 and October 31, 2005 figures.

5 October 31, 2006 amounts have been restated for discontinued operations.

Liquidity and Capital Resources

As at September 30, 2008, the Company had positive working capital of $2,997,700 compared to a deficiency of $15,877,125 as at December 31, 2007.  The $19 million improvement was primarily related to the private placement of special warrants (later converted to common shares and warrants) that generated net proceeds of $16,229,836 to fund the US$12.4 repayment of Mesa Loan that had a carrying value of approximately US$16.2 million and to complete land acquisitions in Tehachapi.

The Company’s cash position was down $1,662,695 from June 30, 2008 to $3,100,784 as of September 30, 2008 primarily due to the acquisition of a further 90 acres of Tehachapi land for the Windstar project for $847,747, capitalized Windstar project costs of $128,142 and the repayment of a mortgage payable of US$412,500.  The Company expects that its cash on hand and cash flow from its Mesa Wind Farm will be sufficient to support its ongoing operations through the next twelve month period and provide the cash required to bring Windstar to a bankable stage.

Though the capital markets are currently going through some turbulent times, the extension of the production tax credits through 2009 and the high projected cash flow from California wind areas like Tehachapi and Palm Springs make projects like Windstar and Mesa very attractive to potential finance partners so management is optimistic that full financing will be available to complete the future development of these projects. The Company has also attracted attention from potential joint venture partners that have greater capital resources.

Credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with ScotiaBank and Bank of America. Historically, the Company has not had collection issues associated with its receivables and the aging of receivables are reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At September 30, 2008 less than 1% of the Company’s receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 5 of the unaudited financial statements and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 5, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 15, the Company was in compliance with all financial covenants relating to its financial liabilities as at September 30, 2008. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in US$ related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at June 30, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $110,000 impact to accumulated other comprehensive income (“AOCI”). The foreign currency exposure on these assets is partly managed through U.S. dollar denominated financing. Based upon the remaining payments at September 30, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $20,000 impact to net income.  This risk management strategy is unchanged from the prior year.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements at this time.

Critical Accounting Estimates

The Company’s audited consolidated financial statements and notes thereto included in our 2007 Annual Report on Form 20-F and our unaudited interim consolidated financial statements and notes thereto included in our Quarterly Reports are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments and assumptions are based upon information available to us at the time that they are made. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected.

The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(b)

The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate the Mesa Wind Farm at a future date.

(c)

The Company has performed impairment testing on the amounts recorded as goodwill and construction in progress.

(d)

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. The critical accounting estimates are as follows:

a.

The Company has amortized the cost of its generating facilities, equipment and power purchase agreements over their estimated useful lives.

b.

The Company has recorded stock-based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options granted to employees and consultants.

Initial Adoption and Changes in Accounting Policies

Effective January 1, 2008, the Company adopted new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”):  Handbook Section 1535, Capital Disclosures (“Section 1535”), Financial Instruments - Disclosures (“Section 3862”), and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”).

(a)

Capital disclosure

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 15 to the unaudited financial statements.

(b)

Financial instruments disclosures and presentation

Sections 3862 and 3863 replace CICA Handbook Section 3861, Financial Instruments Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments.  Sections 3862 and 3863 place increased emphasis on disclosures about the nature and the extent of risks arising from financial instruments and how the entity manages those risks.  The new disclosures pursuant to these new CICA Handbook Sections are included in Note 13 to the unaudited financial statements.

New accounting pronouncements

(a)

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, and amended Section 1000, Financial Statement Concepts, clarifying the criteria for the recognition of assets, intangible assets and internally developed intangible assets.  Items that no longer meet the definition of an asset are no longer recognized with assets.  The standard is effective for fiscal years beginning on or after October 1, 2008 and early adoption is permitted.  We are currently evaluating the impact these sections will have on our results of operations and financial position.

(b)

International Financial Reporting Standards

In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada.  Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and we will be required to report according to IFRS standards for the year ended December 31, 2011.  We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

Transactions with Related Parties:

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Nine months ended
	September 30,	October 31,
	2008	2007
	$	$

Consulting and directors' fees	700,361	479,143
Bonuses	-	58,920
Management fees	262,500	177,789
Office and secretarial	27,000	27,000
Financing costs		89,250
Interest (recovery) expense	(226,359)	1,285,248
	763,502	2,117,350

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to the Company at an interest rate of 12% per year and the Company paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share.

On July 25, 2006, we entered into the Mesa Acquisition Loan agreement with Pacific Hydro.  At the time, Pacific Hydro was one of our principal shareholders.  Under the terms of the agreement, Pacific Hydro agreed to loan the Company the sum of US$13.4 million, on a short-term basis, to acquire the shares of PAMC (now Mesa Wind) and the assets of the Mesa Wind Farm. On June 23, 2008, the Company repaid the principal and accrued interest on the Mesa Acquisition Loan as agreed. See “Item 8. Legal Proceedings – Settlement Agreement with Pacific Hydro”.

The mortgage granted to the vendor of the 1,108 acres of land the Company acquired was reduced to US$412,500 in June 2007 by means of an advance from another significant shareholder. The balance of the mortgage was in December 31, 2007 and the balance of the advance was repaid in July 2008.

International Financial Reporting Standards (IFRS) Changeover Plan

The Company has been monitoring the deliberations and progress being made by accounting standards setting bodies and securities regulators in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”). The Canadian Institute of Chartered Accountants Accounting Standards Board and the Canadian Securities Administrators (“CSA”) have recently confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. IFRS will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for those enterprises.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process during the third quarter of 2008. Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS. Current status of the project is as follows:

•

The Company has hired a financial controller who will assume project management responsibilities for IFRS conversion.

•

A diagnostic assessment of the key impact areas has been launched.

•

Early dialogue with the Company’s independent auditors  is embedded in the project’s communication plan to ensure timely and effective resolution of issues, if any.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Disclosure Policy, our Code of Ethics, our Insider Trading Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable United States and Canadian securities laws. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In conducting its evaluation of the effectiveness of the Company’s disclosure controls and procedures, management has concluded that the Company’s disclosure controls and procedures that are in place are effective.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

•

maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•

providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•

providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•

providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Changes in Internal Controls

Our internal controls and procedures have improved, due to the addition of a full time financial controller in July 2008. No other changes in our internal controls or other factors that could significantly affect these controls subsequent to December 31, 2007, including any corrective actions with regard to significant deficiencies and material weaknesses, have been made.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Announcements for the Period Under Review – Three months ended September 30, 2008

 On July 9, 2008, the company terminated its Investor Relations Contract with Ascenta Capital Partners Inc. (“Ascenta”), effective August 3, 2008.

On July 24, 2008 the Company filed a short form prospectus that qualified the distribution of common shares and warrants. Pursuant to this short from prospectus, 6,315,800 Special Warrants were converted on July 31, 2008 whereby the Company issued 6,315,800 common shares and 3,157,500 common share purchase warrants of the Company.  Each common share purchase warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010.

On September 24, 2008 the Company announced that the US Senate approved a Bill that extends the new wind energy operations 10-year tax credits to the end of 2009.  The Company also announced that it will be granting 1.8 million stock options at $1.34 per share.

Subsequent Events

No subsequent events have occurred after September 30, 2008 and prior to the date of release of this quarterly financial information that would have required disclosure.

Commitments and Contingent Liabilities

The commitments as at September 30, 2008 are as follows:

					More
		Within 1	2 to 3	4 to 5	than 5
	Total	year	years	years	years
	$	$	$	$	$

Right of way agreements	373,416	97,532	171,247	104,637	-
Office lease	290,085	92,032	166,703	31,350	-
Management contract	50,500	50,500	-	-	-
	714,001	240,064	337,950	135,987	-

The company has right of way agreements with the Bureau of Land Management for Arizona the Mesa Wind Park.

The Company entered into a lease agreement to rent office space in Vancouver, BC and Tehachapi California.

The Company entered into an agreement with Airstreams Maintenance Corporation to operate and maintain our Mesa Wind Farm.

The contingent liabilities as at September 30, 2008 are as follows:

The Company has three employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period

	Common	Common	Warrants	Total
	Shares	Shares
	#	$	$	$
Balance, June 30, 2008	30,190,201	$28,576,207	$17,215,718	$45,791,925
Cash transactions
Exercise of options at $1.10 per share	150,000	275,973	-	275,973
Exercise of options at $1.33 per share	25,000	60,750	-	60,750
Exercise of warrants at $1.05 per share	6,000	8,143	(1,843)	6,300
Exercise of warrants at $1.75 per share	16,250	37,089	(8,651)	28,438
Additional costs of prospectus offering to convert 6,315,800 special warrants	-	(185,732)	(13,385)	(199,117)
Non-cash transaction

Conversion of 6,315,800 special warrants	6,315,800	11,826,968	(11,826,968)	-
Balance, September 30, 2008	36,703,251	$40,599,398	$5,364,871	$45,964,269

Summary of Options Granted During the Period

None.

Summary of Marketable Securities Held at the End of the Period

None.

Summary of Securities at the End of the Reporting Period

Authorized Capital:	unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and Outstanding:	36,703,251 common shares

Number and Recorded Value for Shares Issued and Outstanding

At September 30, 2008, the Company had 36,703,251 common shares outstanding having an average paid up value of $1.10 per share ($40,522,455).

At October 31, 2008, there were 36,703,251 common shares and 5,656,078 warrants outstanding.

Description of Options, Warrants and Convertible Securities Outstanding as at September 30, 2008

Type of	Number or	Exercise or	Expiry
Security	Amount	Conversion Price	Date
Stock Options	400,000	$1.74	October 31, 2008
Stock Options	200,000	$2.40	October 31, 2008
Stock Options	50,000	$2.55	November 10, 2008
Stock Options	200,000	$1.44	May 25, 2009
Stock Options	100,000	$1.44	May 25, 2009
Stock Options	250,000	$1.40	September 2, 2009
Stock Options	100,000	$1.43	March 16, 2010
Stock Options	99,074	$1.33	September 6, 2010
Stock Options	750,000	$1.23	September 25, 2011
Stock Options	875,000	$1.54	November 8, 2012
Stock Options	275,000	$1.32	November 28, 2012
Stock Options	275,000	$1.32	December 10, 2012
Warrants	107,416	$1.30	November 28, 2008
Warrants	441,133	$2.20	December 5, 2008
Warrants	20,000	$1.30	December 31, 2008
Warrants	191,570	$1.05	February 23, 2009
Warrants	80,002	$1.05	August 1, 2009
Warrants	155,000	$1.20	October 11, 2009
Warrants	1,060,950	$1.75	October 19, 2009
Warrants	3,157,900	$3.70	June 20, 2010
Brokers Warrants	442,107	$2.85	June 20, 2010

Total Number of Shares in Escrow or Subject to Pooling Agreement

712,999 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.